Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi Head of Human Resources Roberto Pucci to retire; Company names Caroline Luscombe to take over October 1st

Paris – July 26, 2018 – Roberto Pucci, Head of Human Resources, will retire from Sanofi after more than 9 years of service with the company. He will be succeeded in the post by Caroline Luscombe who joins Sanofi on October 1st 2018. Mr. Pucci will be available to Ms. Luscombe until the end of the year to ensure a smooth transition.

Mr. Pucci joined Sanofi in 2009 as Executive Vice President and Head of Human Resources, and has substantially transformed the human resources function and supported Sanofi through a period that saw considerable change in the company.

“Roberto has been an excellent partner in our journey to reshape the organization to align with Sanofi’s evolving business ambitions and a great coach to our team and I wish him all the best in his future”, said Sanofi Chief Executive Officer Olivier Brandicourt, M.D.

Appointment of Caroline Luscombe

Ms. Luscombe will report directly to Dr. Brandicourt and will be a member of the Executive Committee.

“Caroline is a seasoned HR leader who will bring tremendous experience and expertise to Sanofi having worked in various industries and across multiple geographies,” said Dr. Brandicourt. “Continuing with the high standards set by Roberto, Caroline will drive the focus on our human capital that is needed in a company of our scope”.

Ms. Luscombe was most recently Head of Organization and Human Resources and member of the Executive Committee at LafargeHolcim, based in Zurich, Switzerland. Before joining LafargeHolcim Ms. Luscombe has been for 6 years the Global Head of Human Resources of Syngenta. She previously held a number of senior HR positions at General Electric (GE) in GE Capital Global Banking, GE Money and GE Healthcare Bio-Sciences. Before its acquisition by GE, she has been Executive Vice President HR for Medical Diagnostics, Amersham plc.

Ms. Luscombe, who started her career in finance at Arthur Young McClelland Moore and was UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company, holds a bachelor’s degree in German from University College, London.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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